Audit Report of NpCloud Solutions Inc.

Financial Statement

Financial Year Jan-2022 to Dec-2022

CONTENTS

CPA CFO Firm (Accounting Partner)
Taxconsultant.poojacpa@gmail.com
301 S. Park PO Box 200513, Helena, MT 59620-0513

Independent Auditor's Report

INDEPENDENT AUDITOR'S REPORT

TO THE NPCLOUD SOLUTIONS INC,

We have audited the accompanying financial statements (i.e., Balance Sheet, Profit and Loss Statement and Statement of Cash Flows) of NpCloud Solutions Inc, which comprise the statement of assets and liabilities as of December 31, 2022, and the related statements of support and revenue expenses and reconciliation of retained earnings for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance to the Generally Acceptable Accounting Principle. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of NpCloud Solutions Inc, in accordance with the GAAP auditing standards as describe by the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the statement of assets, liabilities and equity as of December 31, 2022, and its support and revenue, expenses and reconciliation of retained earnings for the year then ended in accordance with the generally acceptable accounting principle and financial reporting requirements.

CPA CFO Firm (Accounting Partner)
Taxconsultant.poojacpa@gmail.com
301 S. Park PO Box 200513, Helena, MT 59620-0513

Other Reporting Requirements

In accordance to the above statement, we have also issued our report dated ***Jan 12, 2023*** on our consideration of NpCloud Solutions Inc, internal control over financial reporting and on our tests of its compliance with certain provisions. The purpose of that report is to describe the scope of our testing of internal control over financial reporting and compliance and the results of that testing, and not to provide an opinion on internal control over financial reporting or on compliance. That report is an integral part of an audit performed in accordance with the GAAP standard, in considering NpCloud Solutions Inc, with internal control over financial reporting and compliance.

P Tajwani

Pooja Tajwani, CPA
Certified Public Accountant
Lic# 033536

NPCLOUD SOLUTIONS INC
BALANCE SHEET
AS ON DECEMBER 31, 2022

	FY-2022
	$
MEMBER EQUITY	
OWNER EQUITY	159,510
RETAINED EARNING	(166,730)
	(7,220)
OTHER LIABILITIES	
LOAN	11,500
	11,500
	4,280
ASSETS	
NON-CURRENT ASSETS	
INTANGIBLE ASSETS	1,500
FURNITURE AND FIXTURE	-
	1,500
CURRENT ASSETS	
OTHER CURRENT ASSETS	-
CASH & BANK	2,780
	2,780
	4,280

NPCLOUD SOLUTIONS INC
STATEMENT OF PROFIT & LOSS
FOR THE PERIOD ENDED DECEMBER 31, 2022

	FY-2022
	$
SALES	
Revenue	-
Net Sales/ Services	-
COST OF SALES	
Cost of sales	-
Gross Profit / (Loss)	-
ADMINISTRATIVE & SELLING EXPENSES	
Research and Development	27,770.70
Subscriptions and Fee	1,249.77
Employee Benefit and Taxes	400.00
Marketing and Promotion	1,250.00
Rent and Utilities	4,560.00
Salaries and Payroll	156,000.00
Legal, License Fee	3,583.06
Miscellaneous	(33,200.00)
Professional Services	2,000.00
Total Administrative and Selling Expenses	**163,613.53**
Net Profit / (Loss)	**(163,613.53)**

NPCLOUD SOLUTIONS INC
CASH FLOW STATEMENT
FOR THE PERIOD ENDED DECEMBER 31, 2022

	DEC-22
	$
CASH FLOW FROM OPERATING ACTIVITIES	
Profit/(Loss) before taxation	(163,614)
Adjustments of items not involving movements of cash:	
Depreciation	-
	-
Operating profit before working capital changes	(163,614)
Changes in Working Capital	
(Increase)/decrease in operating assets:	
Loan and advances	-
Increase/(decrease) in operating liabilities:	
Trade and other payables	11,500
	11,500
Cash generated from / (used in) operations	(152,114)
Net Cash Flow from / (used in) Operating Activities	(152,114)
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase of Intangible Assets	-
Net Cash Flow (used in) Investing Activities	-
CASH FLOW FROM FINANCING ACTIVITIES	
Credit Line/Equity	126,310
Net Cash Flow from Financing Activities	126,310
Net Increase/(Decrease) in Cash and Cash Equivalents	(25,804)
Cash and Cash Equivalents at the Beginning of the Year	28,584
Cash and Cash Equivalents at the End of the Year	2,780

The annexed notes form an integral part of these financial statements.

NPCLOUD SOLUTIONS INC
STATEMENT OF CHANGES IN EQUITY
FOR THE PERIOD ENDED DECEMBER 31, 2022 AND 2021

	COMMON STOCK		PREFERRED STOCK		PAID UP CAPITAL	RETAINED EARNING/DEFICIT	TOTAL EQUITY
	Number	**Amount**	**Number**	**Amount**			
				---------- $ ----------			
Beginning Balances January 01, 2021	-		-		-	-	-
Shareholder Contributions	-		-		33,200	-	33,200
Net Profit/Loss for the Year	-		-		-	(3,116)	(3,116)
Balance as on December 31, 2021	**-**	**-**	**-**	**-**	**$ 33,200**	**$ (3,116)**	**$ 30,084**
Beginning Balances January 01, 2022	-	-	-	-	33,200	(3,116)	30,084
Common Stock	10,000,000	1,000	-	-	-	-	1,000
Shareholder Contributions	-	-	-	-	125,310	-	125,310
Net Profit/Loss for the Year	-	-	-	-	-	(163,614)	(163,614)
Balance as on December 31, 2022	**10,000,000**	**$ 1,000**	**-**	**-**	**$ 158,510**	**$ (166,730)**	**$ (7,220)**

CPA CFO Firm (Accounting Partner)
Taxconsultant.poojacpa@gmail.com
301 S. Park PO Box 200513, Helena, MT 59620-0513

NpCloud Solutions Inc, (The Company)

Notes to the Financial Statements
For the Year Ended December 31, 2022

NOTE I — ORGANIZATION

NpCloud Solutions offers a cloud-based electronic health record (EHR) to streamline workflows and reduce costs for mental health professionals, allowing them to deliver better patient care. Their vision is to provide cost saving solutions to mental health and primary care professionals. It was founded on November 2021 by Denis Rono with support of other Psychiatric Nurse Practitioners.

Regulation Crowdfunding — NpCloud Solutions Inc., a Delaware corporation (the "Company"), is conducting an offering (the "Offering") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Wefunder crowdfunding portal's (the "Portal") website, as the same may be amended from time to time (the "Form C") and the Offering Statement, which is included therein (the "Offering Statement"). The Company is offering to both accredited and non-accredited investors up to 500,000 shares of its Series Seed-1 Preferred Stock, $0.00001 par value per Share (the "Series Seed-1 Preferred Stock") at a purchase price of $0.50 per Share (the “Series Seed-1 Purchase Price”) to investors investing up to the first $250,000 of the Offering , and up to 750,000 shares of its Series Seed-2 Preferred Stock, $0.00001 par value per Share (the "Series Seed-2 Preferred Stock" and, together with the Series Seed-1 Preferred Stock, the “Shares" or “Securities”) at a purchase price of $1.000 per Share (the “Series Seed-2 Purchase Price”) to investors investing any amounts over the first $250,000 of the Offering. In this Agreement, the “Applicable Purchase Price” shall mean the Series Seed-1 Purchase Price with respect to the Series Seed-1 Preferred Stock or the Series Seed-2 Purchase Price with respect to the Series Seed-2 Preferred Stock. The minimum amount or target amount to be raised in the Offering is $150,000 (the "Target Offering Amount") and the maximum amount to be raised in the Offering is $1,000,000 (the "Maximum Offering Amount"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the Portal. The Portal is registered with the Securities and Exchange Commission (the "SEC") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7.5% of gross monies raised in the Offering.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Company prepared the accompanying financial statements in conformity with cash basis accounting. The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, necessary to fairly present the accompanying financial statements.

Use of Estimates — Management use estimates and assumptions in preparing financial statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary. Actual results could differ from these estimates.

Cash and Cash Equivalents — Cash consist of cash in hand or deposit with the bank. The Company had no investments as of December 31, 2022.

Restricted Cash — The Company did not have any restricted cash balances, deposits held as compensating balances or cash segregated in compliance with federal or other regulations as of December 31, 2022.

Income Taxes — For U.S. federal income tax purposes, taxes related to income earned by the Academy represent obligations of the individual partners and members and have not been reflected in the statement of financial condition.